

January 13, 2016

Eric S. Purple
K&L Gates LLP
1601 K Street N.W.
Washington, DC 20006

Re: Clayton Street Trust (the "Trust")
        Registration Statement on Form N-1A
        File Numbers: 333-208542; 811-23121

Dear Mr. Purple:

We have reviewed the registration statement (the "Registration Statement") on Form N-1A filed December 14, 2015, with the Commission on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of three series of the Trust: Dynamic Allocation Series – Conservative Portfolio, Dynamic Allocation Series – Moderate Portfolio, and Dynamic Allocation Series – Growth Portfolio (each a "Fund," and collectively, the "Funds") under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). Our comments are set forth below. Where appropriate, please consider a comment made with respect to one Fund applicable to the other Fund. Please also consider a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Under Section 6(a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

3. It is disclosed that the Conservative Portfolio, when fully invested, seeks to allocate up to 50% of its assets to equity investments. Given the Fund's sizable equity exposure, the

name of the Portfolio may be potentially misleading to investors. Please use a more appropriate name for the Fund.

Prospectuses – All Funds

Fees and Expenses

4. Please provide the fee table for each Fund in your response letter or in a pre-effective amendment.

5. In describing the fee waiver arrangement in footnote 3 to the fee table, the disclosure states that Janus Capital "may recover from the Portfolio fees and expenses previously waived or reimbursed, which could then be considered a deferral, if the Portfolio's expense ratio, including recovered expenses, falls below the expense limit." Please revise the disclosure to clearly describe the terms of such recoupments, stating that (i) recoupment is permissible only within 3 years from the date an amount is waived or reimbursed to the Fund, and (ii) recoupment is permissible only if the Portfolio's expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limits at the time of waiver or at the time of recoupment. Please confirm that the waiver arrangements will be in place for at least one year from the effective date of the Registration Statement.

Principal Investment Strategies

6. Please include a statement in the first paragraph to explain that the allocation to the fixed-income component of each Fund's strategy (as applicable) is expected to remain constant over time.

7. The second paragraph of the section states that the portfolio managers may "modify the underlying ETFs' weightings or substitute other underlying ETFs." Please clarify whether such modifications may result in changes to the target allocation ranges set forth in the Prospectuses. Please disclose whether shareholders will be notified of such modifications (specifically, explain in the appropriate section of the Prospectus whether shareholders will be notified if the portfolio managers substitute an existing underlying ETF with an affiliated ETF product).

The Allocation Adjustment Program

8. Please include a separate sub-heading in the "Allocation Adjustment Program" section to explain that each equity-based asset class will be subject to a maximum target allocation range, which will represent the combined allocation to such equity class plus cash. Explain that the allocation between investments in the equity class and cash will be adjusted according to historical market indicators (the 252-day moving average). Please state that the allocations are subject to adjustment on a weekly basis.

Please revise the disclosure to explain how allocations would be adjusted for a specific equity-based class if the valuation for such class is 2% below its 252-day moving average for two consecutive weeks: for example, suppose that the US Large Cap Equity class is trading 5% below its 252-day moving average in week 1 and its valuation remains flat (but still more than 2% below the 252-day moving average) in week 2. Would the allocations be adjusted to the next target level in week 2 or does the equity class have to decline an additional 2% beyond the initial decline to trigger additional adjustment?

Please move the discussion describing the incremental allocation adjustments between investments in each equity class and cash to a separate subheading as well. Please revise the disclosure to explain whether the portfolio managers may change the maximum target allocations and applicable ranges in the allocation table.

In a footnote to the allocation table, please explain that the maximum target allocation range is the targeted allocation to the equity class (0%, 25%, 50%, 75% or 100%), plus the remainder which will be in cash. Similarly, explain that the trading increment column represents the five different allocation targets between exposure to the particular equity asset class and cash but the percentages refer to the portfolio as a whole. Provide an example.

The Underlying Funds

9. Please include a statement that the Funds may have significant exposure to foreign markets, including emerging markets (list the foreign markets applicable to a particular Fund), various industries (list the industries) and geographical regions (list the regions), as a result of their investments in the underlying Funds.

Cash and Cash Equivalents

10. The "Cash and Cash Equivalents" sub-section states that each Fund may invest in "high quality debt obligations and obligations of financial institutions." U.S. GAAP defines cash equivalents as "short-term, highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates." See Financial Accounting Standards Board Accounting Standards Codification paragraph 305-10-20. GAAP also states that only investments with original maturities of three months or less qualify under the definition of "cash equivalents" (original maturity means original maturity to the entity holding the investment). The Prospectus disclosure, however, indicates that each Fund will invest "only in U.S. dollar-denominated instruments that have a remaining maturity of 397 days or less (as calculated pursuant to Rule 2a-7)." Furthermore, under the "Cash Holding Risk" of the Principal Investment Risks section, the disclosure indicates that the cash asset class (as defined in the Prospectuses) is subject to interest rate risk, credit quality risk and liquidity risk. Per the GAAP definition cited above, for an asset to be considered cash equivalent, such risks should be insignificant. It does not appear that the holdings identified as cash equivalent in the Prospectuses have the

necessary risk profile. Please explain to the Staff why such investments should be considered "cash equivalent."

It is also disclosed that the Funds may enter into repurchase agreements collateralized by cash. Please explain how the Funds intend to treat the positions purchased in such repurchase agreements for purposes of calculating each Fund's cash position. Please explain to the Staff the appropriateness of such treatment. We may have additional comments.

11. The disclosure states that the "portfolio managers may change [each Fund's] asset class allocations, the underlying ETFs, or weightings among asset classes or underlying ETFs without prior shareholder notice." See Comments 7 and 8 with respect to modifications to the maximum target allocations.

12. While the "Allocation Adjustment Program" sub-section states that the fixed-income allocation for each Fund will generally remain constant, the principal investment strategies section of the Prospectuses (with the exception of the Growth Portfolio, which does not have a fixed-income component) should discuss whether the fixed-income component will be managed and what, if any, changes may be implemented with respect to that portion of the strategy.

Principal Investment Risks

Concentration Risk

13. The disclosure states that "to the extent the [a Fund] holds a substantial portion of its assets in cash instruments, the [Fund] may hold investments issued by firms concentrated in the financial services industry." Freedom of action to concentrate pursuant to management's investment decision has been considered by the Staff to be prohibited by Section 8(b)(1) of the 1940 Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. *See* Investment Company Act Release No. 9011 (Oct. 30, 1975); *First Australia Fund* (pub. avail. July 29, 1999). Please revise the disclosure, including the formulation of the Fund's fundamental investment policies in the SAI, or provide the Staff with your legal analysis explaining why the Fund's concentration policy is consistent with Section 8(b) (1).

Please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether a Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Funds will consider the concentration of its underlying investment companies when determining compliance with its concentration policies.

Additional Investment Strategies and General Portfolio Policies

Page 28

14. The second paragraph of the sub-section states that some of the strategies and policies that are discussed therein "may be part of a principal strategy," while other strategies and policies may be utilized to a lesser extent. Please note that Item 9(c) of Form N-1A requires the Funds to disclose the principal risks of investing in the Fund. The discussion of any non-principal strategies and risks should be clearly identified as such (or, alternatively, relegated to the Statement of Additional Information).

Page 29

15. The disclosure states that each "Portfolio intends to invest in a dynamic portfolio of underlying ETFs, to pursue a target allocation of global equity and fixed income market exposure, and may also invest in cash and/or cash equivalents." The Growth Portfolio does not have a fixed-income component to its strategy. Please revise the disclosure to carve out the Growth Portfolio.

16. The disclosure states that the portfolio managers consider primarily liquidity factors when allocating among ETFs in a particular asset class. Please explain how the portfolio managers evaluate the liquidity of the underlying ETFs. Include a summary of the discussion in "The Underlying Funds" subsection of the Principal Investment Strategy sections of the Funds' Prospectuses.

Page 31

17. The "Underlying Funds" sub-section discusses the various market exposures resulting from investments in the underlying ETFs. Please include a similar description in the Principal Investment Strategies section.

Further, it is stated that the asset class categories (and respective underlying funds) may be changed at any time without notice. The disclosure on page 29, however, states shareholders will be notified before material changes to each Portfolio's principal investment strategies are implemented. Please reconcile the two statements or explain to the Staff why changes in the asset class categories would not be deemed material.

Risks of the Portfolios

Page 34

18. The section includes a discussion of "Portfolio Turnover" risk and includes a statement that "due to the nature of the Allocation Adjustment Program, the Portfolios may have a higher portfolio turnover compared to other fund of funds." Please include a similar statement in the Principal Investment Strategies sections of the Prospectuses and also include active trading risks disclosure in response to Item 4 of Form N-1A.

Page 38

19. Please ensure that the disclosure clearly identifies "Derivative Risk" as either principal or non-principal risk for the Funds and, if principal, include appropriate disclosures in response to Item 4 of Form N-1A. See Comment 14 above. If applicable, specifically describe each Fund's use of derivatives in a manner customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] In addition, in your response letter, please confirm that if a Fund writes/sells credit default swaps or engages in option writing, it will segregate the full notional amount of such positions for purposes of Section 18 of the 1940 Act.

Page 42

20. Please include summaries of "Illiquid Securities Risk," "Large Capitalization Companies Risk," "Mortgage- and Asset-Backed Securities Risk," "Rule 144A Securities Risk," and "Small- and Mid-Sized Companies Risk" in Item 4 disclosures if such risks are principal for the Funds.

SAI

Investment Policies and Restrictions Applicable to All Portfolios

Page 3

21. With respect to the Funds' fundamental policy regarding concentration, please revise the language to state that each Fund may not invest 25% or more of its total assets in any one particular industry or "group of industries."

Trustees and Officers

Page 61

22. The "Compensation Information" sub-section states that parts of the portfolio managers' compensation may be based on qualitative and quantitative factors, including short-term and long-term performance. Please identify any benchmark used to measure performance and state the length of the period over which performance is measures. See Item 20(b) of Form N-1A.

* * * * * *

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[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its Staff.

Notwithstanding our comments, please furnish a letter with respect to the Trust acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The Staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser